FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

André G. Pernet
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:
- Pro Forma Balance Sheet and Statement of Operations, restating Genset's First Quarter 2002 Financial Results as if the sales of the Oligonucleotides Division and Ceres shares had occurred on or before March 31, 2002.

Genset

Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except per share data)

	Three months ended March 31,		
	2 002	2 002	2 001
	Including the sales of Oligonucleotides Division and of Ceres Shares		
	US$	euros	euros
Research and development revenues	-	-	801
Oligonucleotide sales	4 398	5 045	4 332
Grants	-	-	24
Total revenues	4 398	5 045	5 157
Research and development expenses	(8 426)	(9 667)	(8 468)
Cost of goods sold	(2 529)	(2 901)	(2 691)
Selling and marketing expenses	(710)	(815)	(543)
General and administrative expenses	(3 656)	(4 194)	(3 434)
Total operating expenses - before other special charges	(15 321)	(17 577)	(15 136)
Loss from operations before other special charges	(10 923)	(12 532)	(9 979)
Other special charges	-	-	(7 583)
Loss from operations including other special charges	(10 923)	(12 532)	(17 562)
Interest income	79	91	396
Interest expense	(652)	(748)	(866)
Foreign exchange gain (loss)	(44)	(50)	602
Other income (expense), net	8	9	26
Profit on diposal of Oligonucleotides Division and of Ceres shares	20 006	22 951	-
Equity in income (loss) of affiliated companies	-	-	(7)
Gain (loss) before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	8 474	9 721	(17 411)
Income tax benefit (expense)	(316)	(363)	(94)
Minority interests	(90)	(104)	(63)
Gian (loss) before extraordinary items and cumulatice effect of changes in accounting principles	8 068	9 254	(17 568)
Extraordinary items, net of tax	-	-	-
Cumulative effect of changes in accounting principles	-	-	-
Net gain (loss)	8 068	9 254	(17 568)
Gain (loss) per ordinary share	1,00	1,14	(2,17)
Weighted average number of ordinary shares outstanding	8 105	8 105	8 105
Gain (loss) per ADS (American Depositary Share)	0,33	0,38	(0,72)
Weighted average number of equivalent ADSs outstanding	24 315	24 315	24 315

As of March 31, 2002 there were outstanding 8,104,850 ordinary shares, or 24,314,550 equivalent ADSs.

Genset

Condensed Consolidated Balance Sheets

(Amounts in thousands)

ASSETS

	March 31,		December 31,
	2 002	2 002	2 001
	Including the sales of Oligonucleotides Division and of Ceres Shares		
	US$ (Unaudited)	Euros (Unaudited)	Euros
Current Assets:			
Cash and cash equivalents	35 353	40 557	21 660
Accounts receivable, net	1 533	1 758	6 772
Receivable from State (R&D tax credit current, ...)	6 671	7 653	7 067
Inventory	436	500	1 185
Prepaid expenses and other current assets	3 648	4 184	3 443
Total current assets	47 641	54 652	40 127
Property and equipment:			
Leasehold improvements and fixtures	13 872	15 913	17 293
Laboratory equipment	13 450	15 429	19 322
Office and computer equipment	8 821	10 119	11 573
Construction in progress	331	380	1 041
Total property and equipment	36 474	41 841	49 229
Less accumulated depreciation and amortization	(24 151)	(27 705)	(32 188)
Property and equipment, net	12 323	14 136	17 041
Other assets:			
Research and development tax credit receivable, less current portion	6 585	7 554	7 554
Intangibles, net	1 575	1 807	1 876
Investments in affiliates	302	346	-
Other long term assets	1 497	1 717	8 197
Total assets	69 923	80 212	74 795

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on March 29, 2002 which was U.S.$ 0.8717 for each euro.

Genset

Condensed Consolidated Balance Sheets

(Continued)
(Amounts in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31, 2 002	March 31, 2 002	December 31, 2 001
	Including the sales of Oligonucleotides Division and of Ceres Shares		
	US$ (Unaudited)	Euros (Unaudited)	Euros
Current liabilities:			
Current portion of long term debt & short term borrowings	2 122	2 434	2 163
Current portion of capital lease obligation	581	667	651
Accounts payable	4 372	5 017	7 725
Accrued expenses	2 573	2 952	4 902
Deferred revenues	-	-	64
Total current liabilities	9 648	11 070	15 505
Long-term debt, less current portion	1 636	1 877	1 422
Convertible bonds	46 177	52 973	52 421
Capital lease obligation, less current portion	851	976	779
Total long term liabilities	48 664	55 826	54 622
Minority interests	-	-	926
Shareholders' equity:			
Common stock, euros 3 nominal value; 8,104,850 shares issued and outstanding - March 31, 2002 and December 31, 2001	21 195	24 315	24 315
Additional paid-in capital	99 098	113 683	113 709
Accumulated deficit	(109 079)	(125 134)	(134 388)
Less advances by the Company to fund employees' exercise of options	(39)	(45)	(85)
Deferred compensation	(117)	(135)	(251)
Other comprehensive income	553	632	442
Total shareholders' equity	11 611	13 316	3 742
Total liabilities and shareholders' equity	69 923	80 212	74 795

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on March 29, 2002 which was U.S.$ 0.8717 for each euro.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : May 15, 2002

By: ______________________

Name: Sylvie Goujon
Title: Director of Finance